UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Babylon Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $ 0.0000422573245084686 per share

(Title of Class of Securities)

G07031100

(CUSIP Number)

Ali Parsadoust

1 Knightsbridge Green

London, SW1X 7QA

United Kingdom

+44 (0) 20 7100 0762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Manny Rivera

Deputy General Counsel,

US Corporate & Securities

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(512) 967-3787

October 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07031100	Schedule 13D	Page 1 of 7

1	NAMES OF REPORTING PERSON Ali Parsadoust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,149,592
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,149,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,149,592
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G07031100	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSON ALP Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 156,149,592
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 156,149,592

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,149,592
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G07031100	Schedule 13D	Page 3 of 7

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 2, 2021 (as amended and supplemented to date, the “Schedule 13D”), relating to the Class A Ordinary Shares, par value $0.0000422573245084686 per share (“Class A Ordinary Shares”), of Babylon Holdings Limited (the “Issuer”). The principal executive office of the Issuer is located at 2500 Bee Cave Road, Building 1 - Suite 400, Austin, TX 78746. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Ali Parsadoust

ALP Partners Limited

Dr. Parsadoust is a citizen of the United Kingdom. ALP Partners Limited is organized under the laws of the Bailiwick of Jersey, Channel Islands. The business address of Ali Parsadoust is c/o Babylon Holdings Limited, 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom. The business address of ALP Partners Limited is 2nd Floor, Gaspé House, 66-72 Esplanade, St Helier, Jersey JE1 1GH. Dr. Parsadoust is the Chief Executive Officer and member of the board of directors of the Issuer. ALP Partners Limited’s present principal occupation is investing in securities, including those of the Issuer, for the benefit of Ali Parsadoust.

Information with respect to the directors and executive officers of ALP Partners Limited (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or the Related Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Approval of Conversion

On October 16, 2022 and October 17, 2022, the Issuer entered into subscription agreements with certain investors for the private placement of 189,924,505 Class A Ordinary Shares (prior to rounding of fractional shares) at $0.42122 per share (the “Private Placement”).

As a condition to closing the Private Placement, ALP Partners Limited furnished an undertaking, referred to as the “Approval of Conversion” to deliver to the Issuer and the Issuer’s transfer agent a letter instructing that all of the Class B Ordinary Shares be converted into 79,637,576 Class A Ordinary Shares (the “Conversion Shares”), and in connection therewith, that the transfer agent re-designate such Class B Ordinary Shares and in exchange, issue to ALP Partners Limited, from the Issuer’s established conversion reserve account, the Conversion Shares, in book-entry form.

CUSIP No. G07031100	Schedule 13D	Page 4 of 7

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to market conditions, valuations, regulatory approvals and applicable laws, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Dr. Parsadoust in his capacity as the Chief Executive Officer and member of the board of directors of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described in this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purposes or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 346,863,905 Class A Ordinary Shares outstanding as of October 11, 2022, as disclosed by the Issuer:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Ali Parsadoust	156,149,592	36.6%	0	156,149,592	0	156,149,592
ALP Partners Limited	156,149,592	36.6%	0	156,149,592	0	156,149,592

The securities reported herein include (i) 76,512,016 Class A Ordinary Shares held of record by ALP Partners Limited and (ii) 79,637,576 Class B Ordinary Shares held of record by ALP Partners Limited. ALP Partners Limited is an entity owned and controlled by Dr. Parsadoust. As a result, Dr. Parsadoust may be deemed to share beneficial ownership of the securities reported herein. The Class B Ordinary Shares are convertible at Dr. Parsadoust’s option into the Class A Ordinary Shares on a 1-for-1 basis, subject to certain restrictions, and for purposes of this Schedule 13D are treated as converted to Class A Ordinary Shares.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Ordinary Shares.

CUSIP No. G07031100	Schedule 13D	Page 5 of 7

(d)	None.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
2	Joint Filing Agreement.

CUSIP No. G07031100	Schedule 13D	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2022

Ali Parsadoust

/s/ Ali Parsadoust

ALP Partners Limited

By:	/s/ Peter Unwin
Name:	Peter Unwin
Title:	Director

By:	/s/ Benjamin Newman
Name:	Benjamin Newman
Title:	Director

CUSIP No. G07031100	Schedule 13D	Page 7 of 7

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers, directors and members of ALP Partners Limited are set forth below. The principal business address of each of the executive officers and directors is 2nd Floor, Gaspé House, 66-72 Esplanade, St Helier, Jersey JE1 1GH.

Name	Present Principal Occupation or Employment	Citizenship
Ali Parsadoust	CEO Babylon Holdings Limited	United Kingdom
Benjamin Charles Buckley Newman	Client Services Director, IQ EQ (Jersey) Limited	United Kingdom
Peter Conrad Unwin	Client Services Director, IQ EQ (Jersey) Limited	United Kingdom